Great-West Funds, Inc.

8515 East Orchard Road

Greenwood Village, CO 80111

August 28, 2018

VIA EDGAR

Keith Gregory

Division of Investment Management, Disclosure Review Office No. 3

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Great-West Funds, Inc. (“Registrant”)
Post-Effective Amendment No. 158 to Registration Statement on Form N-1A
File Nos. 2-75503, 811-03364

Commissioners:

Filed herewith is post-effective amendment no. 158 (“Amendment No. 158”) to the above referenced registration statement filed on behalf of Great-West Funds, Inc. (“Great-West Funds” or “Registrant”) pursuant to Rule 485(b) under the Securities Act of 1933 (the “1933 Act”).

Amendment No. 158 reflects changes in response to comments of the Commission staff (“Staff”) on post-effective amendment No. 156 (“Amendment No. 156”) to Great-West Funds’ registration statement, filed pursuant to Rule 485(a)(1) under the 1933 Act on June 29, 2018. Amendment No. 156 was filed to reflect the addition of Investor Class and Class L shares for each of the five Funds included in Amendment No. 156.

RESPONSES TO STAFF COMMENTS

Set forth below is each Staff comment on Amendment No. 156, communicated by telephone on August 8, 2018 by you, followed by Great-West Funds’ response. Capitalized terms not defined in this letter have the meanings given them in the prospectus.

Comment No. 1

To the extent applicable please apply comments on disclosure in one location to all similar disclosure appearing elsewhere in the registration statement.

Response

Comment complied with by applying comments, to the extent applicable, on all five Funds included in Amendment No. 156.

Comment No. 2

Please update any information that is missing or in brackets.

Response

Comment complied with by updating any information that is missing or in brackets in Amendment No. 158.

Comment No. 3

Please file your responses to Staff comments via correspondence on EDGAR at least five (5) days prior to going effective.

Response

Comment complied with by providing Great-West Funds’ responses to Staff comments five (5) days prior to going effective.

Great-West Funds, Inc.

8515 East Orchard Road

Greenwood Village, CO 80111

Comment No. 4

Flexible Bond Fund, Cover Page. The fee table for the Flexible Bond Fund includes the Investor Class, but the cover page does not.

Response

Registrant notes that at the time of effectiveness of Amendment No. 158, the Investor Class will not be made available for investment and the Class L will be made available for investment. Therefore, there is no Investor Class ticker available to include in the cover page of Amendment No. 158 while the appropriate ticker for Class L is included on the cover page of each series. At a future time when the Investor Class is made available, it will be included on the cover page with its ticker as applicable.

Comment No. 5

Flexible Bond Fund, Footnote to the Shareholder Fees table. Pursuant to prior Staff comments provided to you by Frank Buda on April 16, 2018, please revise the second sentence of the narrative above the fee table so it reads: “In addition to the fees and expenses described below, you may be required to pay your financial professional brokerage commissions when you purchase or sell Institutional Class shares which are not reflected in the table or example” (emphasis added).

Response

Comment complied with by stating the following in the narrative preceding the table: “In addition to the fees and expenses described below, you may be required to pay your financial professional brokerage commissions when you purchase or sell Institutional Class shares which are not reflected in the table or example.”

Comment No. 6

Flexible Bond Fund, Principal Investment Risks. The disclosure in the principal investment strategy notes that fixed income securities of Canadian issuers and supranational issuers (such as the World Bank) are not subject to the 20% limit on investment of the Fund’s total assets in securities of foreign fixed income investments. Accordingly, please include a risk factor relating to Canadian and supranational issuers or explain why those risk factors would not be appropriate. If the Fund would concentrate in securities of these types of issuers, please so state and make conforming changes in narrative disclosure and the SAI.

Response

The Fund does not intend to concentrate in any particular country or region outside the U.S. Nonetheless, the Fund may from time to time focus investments in a particular country or region as a residual of implementing its investment strategy. Accordingly, the Fund has retained the general risk disclosure.

Comment No. 7

Flexible Bond Fund, More Information about the Fund (Item 9). With respect to the ninth paragraph under the header “Principal Investment Strategies,” please disclose the lowest credit rating or lowest range of credit rating of junk bonds in which the Fund may invest.

Response

Registrant notes that the disclosure in Item 9 states that the Fund may invest up to 35% of its total assets in below investment grade bonds and then immediately defines below investment grade securities in the following sentence. Therefore, Registrant believes that the disclosure adequately provides the lowest credit rating or range of credit

Great-West Funds, Inc.

8515 East Orchard Road

Greenwood Village, CO 80111

rating of bonds (i.e. any below investment grade bond) in which the Fund may invest up to 35% of its total assets.

Comment No. 8

Flexible Bond Fund, Financial Highlights. For clarity, please revise the sentence to indicate that the Fund’s fiscal year is April 30, 2018, if accurate, or otherwise explain the significance of that date.

Response

Comment complied with by revising the sentence under the “Financial Highlights” caption as follows: “No information is presented for the Fund’s Institutional, Investor and Class L shares, which had not commenced operations as of April 30, 2018, the Fund’s fiscal year end.”

Comment No. 9

Inflation-Protected Securities Fund, Principal Investment Strategies. Please update the “as of date” to a more recent date for the duration of the Bloomberg Barclays 1-10 Year U.S. Treasury Inflation-Protected Securities (TIPS) Index.

Response

Comment complied with by updating the “as of date” to June 29, 2018 for the duration of the Bloomberg Barclays 1-10 Year U.S. Treasury Inflation-Protected Securities (TIPS) Index.

Comment No. 10

International Equity Fund, Principal Investment Strategies. Please revise the principal investment strategy to state that “the Fund will, under normal circumstances, invest in at least three different countries other than the U.S.” (emphasis added).

Response

Comment complied with by revising the principal investment strategy to state that “the Fund will, under normal circumstances, invest in at least three different countries other than the U.S.”

Comment No. 11

International Equity Fund, Principal Investment Risks. With respect to ETF risk, as investments in ETFs are included in the Fund’s 80% basket, please include additional risks of investing in ETFs such as those related to trading halts, trading at premiums or discounts, the fact that active trading markets may not be developed or maintained. Please also include risks related to index ETF, such as tracking error and/or correlation to the performance of the ETF’s benchmark index. More detailed disclosure about these types of risk may be included in Item 9.

Response

Comment complied with by revising the ETF risk in Item 9. Additionally, Registrant respectfully notes that additional disclosure related to ETF risk may be found in the SAI in the “Exchange-Traded Funds” sub-section within the “Investment Policies and Practices” section.

“ETF Risk - An ETF trades like common stock. Shares in an index ETF represent an interest in a fixed portfolio of securities designed to track a particular market index. The Fund could purchase shares issued by an ETF to temporarily gain exposure to a portion of a foreign market while awaiting purchase of underlying securities. The risks of owning an ETF generally reflect the risks of owning the underlying securities they are designed to track, although ETFs have management fees that increase their costs. Additional risks of investing in ETFs include the

Great-West Funds, Inc.

8515 East Orchard Road

Greenwood Village, CO 80111

risk of trading halts, trading at premiums or discounts, and the fact that active trading markets may not be developed or maintained. For index ETFs, additional risks include tracking error risk and the risk that their market prices may not correlate perfectly with changes in the prices of the underlying securities they are designed to track. Fund shareholders indirectly bear their proportionate share of the expenses of the ETFs in which the Fund invests.”

Comment No. 12

SAI, Investment Policies and Practices, High Yield – High Risk Debt Securities (“Junk Bonds”). With respect to the first sentence, please review for accuracy and revise as appropriate. We note that the range of S&P ratings for investment grade debt is AAA to BBB and the range for below investment grade is BB+ to FD.

Response

Comment complied with by revising the first sentence as follows: “High yield-high risk debt securities, often referred to as “junk bonds,” are debt securities that are rated BB or lower by S&P, or are of comparable quality if unrated. High yield-high risk securities include certain corporate debt obligations, higher yielding preferred stock and mortgage-related securities, and securities convertible into the foregoing.”

To assist the Staff, we are delivering a courtesy copy of Amendment No. 158 to Mr. Keith Gregory in the Division of Investment Management, Disclosure Review Office No. 3.

Please direct any question or comment regarding Amendment No. 158 to me at (303) 737-3011 or to Ryan L. Logsdon at (303) 737-4675.

Sincerely,

/s/ Cara B. Owen

Cara B. Owen

Senior Counsel & Assistant Secretary

cc:          Ryan L. Logsdon, Vice President, Counsel & Secretary, Great-West Funds, Inc.

Enclosures

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